For Release at 1:30 a.m. EDT	Media Contact:
April 28, 2011	Bo Piela
617-768-6579

Genzyme Revenues Grow in First-Quarter 2011

CAMBRIDGE, Mass.- Genzyme Corporation announced today that its first-quarter 2011 revenue grew 7 percent compared with the same period in 2010. Genzyme first-quarter revenue grew to $1.009 billion from $941.9 million in the first quarter of 2010.

Genzyme was acquired in a transaction completed on April 8, 2011, subsequent to the first quarter, and is now a wholly-owned subsidiary of sanofi-aventis (EURONEXT: SAN and NYSE: SNY). Because information concerning Genzyme business prospects and research and development is now found in the public reports of Genzyme’s new parent company sanofi-aventis, this release is limited to historical sales results for the period prior to the change of control. Genzyme sales for this period are not consolidated into the corresponding sanofi-aventis financial statements.

Business Unit Revenue

Personalized Genetic Health

First-quarter revenue from the Personalized Genetic Health business grew 11 percent to $436.9 million from $392.5 million in the first quarter of 2010.

Revenue of Myozyme® (alglucosidase alfa) / Lumizyme® (alglucosidase alfa) grew 47 percent in the first quarter to $126.8 million from $86.1 million in the same period last year, driven by U.S. sales of Lumizyme®, which was approved in May 2010.

First-quarter Cerezyme® revenue was $183.8 million compared with $179.1 million in the same period in 2010. Sales in the first quarter were impacted by a delay in lot release with a subsequent impact on the timing of shipments, as well as delayed tenders. Patients in Europe and Japan, where there was no inventory available at distributors, missed one infusion during the quarter. Patients in the United States did not miss any infusions; all available inventory was utilized. Overall market share in the first quarter remained stable from the fourth quarter of 2010.

Sales of Fabrazyme® in the first quarter were $40.9 million compared with $53.2 million in the same period last year, reflecting supply constraints. Production levels continued to be lower than needed to provide patients with full dosing during the quarter. Genzyme expects to be able to provide full dose to existing patients in the 4th quarter.

Biosurgery

First-quarter revenue from Genzyme’s Biosurgery business increased 12 percent to $153.8 million from $137.4 million in the same period last year. Growth in this segment was driven by sales of Synvisc® (hylan G-F 20) and Synvisc-One® (hylan G-F 20), which increased 20 percent to $95.3 million from $79.5 million in the first quarter of 2010. In December, Genzyme launched Synvisc® in Japan, the largest market in the world for viscosupplements, and first-quarter sales there exceeded expectations.

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Hematology and Oncology

First-quarter revenue from Genzyme’s Hematology and Oncology business grew 7 percent to $166.5 million from $156.3 million in the same period in 2010. Results reflect strong U.S. growth of Clolar® (clofarabine), continued market penetration of Mozobil® (plerixafor injection), and double-digit growth of Thymoglobulin® (anti-thymocyte globulin, rabbit), offset by lower sales of the oncology products acquired from Bayer. Genzyme recently received approval of Thymoglobulin® in Japan for the treatment of acute kidney transplant rejection.

Renal and Endocrinology

First-quarter revenue from the company’s Renal and Endocrinology business was $250.7 million compared with $252.4 million in the same period last year. Results reflect increased sales of Renvela® (sevelamer carbonate) and Renagel® (sevelamer carbonate) offset by a decrease in sales of Thyrogen® (thyrotropin alfa for injection) and Hectorol® (doxercalciferol).

Sales of Renvela® (sevelamer carbonate) and Renagel® (sevelamer carbonate) grew 14 percent to $187.4 million from $164.6 million in the first quarter of 2010, driven by U.S. growth, the impact of a new tender in Brazil, and the continued successful launch of Renvela® in the EU.

Sales of Thyrogen® decreased in the first quarter due to supply shortages caused by manufacturing constraints. Inventory levels of Thyrogen® are expected to remain low through July, causing temporary shortages in certain countries. The first-quarter decrease in Hectorol® revenue reflects lower volume due to the launch of a more efficient dosage formulation for dialysis providers, as well as the impact of Medicare’s new bundled payment system for the treatment of end-stage renal disease patients.

About Genzyme

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since its founding in 1981, the company has introduced breakthrough treatments across several areas of medicine that have provided new hope for patients. Today, approximately 10,000 Genzyme employees serve patients in nearly 100 countries.

Genzyme’s products are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. The company’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need. Genzyme is part of the sanofi-aventis Group.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Genzyme® , Fabrazyme®, Cerezyme®, Myozyme®, Lumizyme®, Synvisc®, Synvisc-One®, Clolar® Mozobil®, Thymoglobulin®, Renvela®, Renagel® Thyrogen®, and Hectorol® are registered trademarks of Genzyme Corporation or its subsidiaries. All rights reserved.

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